File No. 70-9839


                          UNITED STATES OF AMERICA
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



Application of Northeast Utilities          ) CERTIFICATE PURSUANT TO RULE 24
The Connecticut Light and Power Company,    ) UNDER THE PUBLIC UTILITY HOLDING
Western Massachusetts Electric Company,     ) COMPANY ACT OF 1935
on Form U-1                                 )


      Pursuant to the requirements of Rules 42, 43, 44, 46(a)and 54 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, Western Massachusetts Electric Company ("WMECO"), an electric utility subsidiary of NU and Connecticut Light and Power Company ("CL&P"), an electric utility subsidiary of NU hereby file this quarterly report as required by the Securities and Exchange Commission's order authorizing the repurchase of common stock out of capital or unearned surplus from parent. (HCAR No. 35-27529, May 16, 2002, File No. 70-9839) ("Order").

    For the quarter ended June 30, 2002, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount of dividends paid to NU and/or the amount of stock repurchased from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

    The Connecticut Light and Power Company (CL&P)

    ---------------------------------------------------------------------------
                                                 As of June 30, 2002
    ---------------------------------------------------------------------------
                                            (Thousands of
                                               Dollars)                %
                                            -------------             ----

    Common shareholders' equity
      Common stock                           $   68,120                2.2%
      Capital surplus, paid in                  370,070               12.2
      Retained earnings                         288,922                9.6
                                             ----------              -----
    Total common shareholder's equity           727,112               24.0
    Preferred stock                             116,200                3.8
    Long-term and short-term debt               854,437               28.3
    Rate reduction bonds                      1,325,850               43.9
                                             ----------              -----
                                             $3,023,599              100.0%
                                             ==========              =====

    A common dividend of $15,018,070.32 was declared on June 19, 2002, and was paid to NU on June 27, 2002. 772,890 shares of common stock were repurchased for $49,995,454.29 on June 28, 2002.

    Western Massachusetts Electric Company (WMECO)

    ---------------------------------------------------------------------------
                                                  As of June 30, 2002
    ---------------------------------------------------------------------------
                                            (Thousands of
                                               Dollars)                %
                                            -------------             ----
    Common shareholders' equity
      Common shares                            $ 10,866                2.3%
      Capital surplus, paid in                   69,865               14.5
      Retained earnings                          70,012               14.5
                                               --------              -----
      Total common shareholders' equity         150,743               31.3
    Long-term and short-term debt               182,999               38.1
    Rate reduction bonds                        147,185               30.6
                                               --------              -----
                                               $480,927              100.0%
                                               ========              =====

    A common dividend of $4,001,113.60 was declared on June 20, 2002 and was paid to NU on June 25, 2002. 75,043 shares of common stock were repurchased for $13,999,271.65 on June 27, 2002.

2) The current senior debt ratings of CL&P and WMECO, including a representation that such ratings are at or above investment grade.

    As of June 30, 2002, the senior debt ratings issued by Standard and Poor's Corporation and Moody's of CL&P and WMECO are each BBB+ and A3, respectively, which are investment grade ratings.

3) The Utilities' cash-on-hand both during the quarter and as of the end of each quarter and a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

    CL&P and WMECO represent that during the quarter ended June 30, 2002, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

    Internal cash funds available during the quarter were supplemented with external borrowings for WMECO.


             Cash     Net cash flows     Net cash flows   Net cash flows
          beginning    provided by        provided by       (used in)      Cash end
          of period     operating          investing        financing      of period
           4/1/2002    activities          activities       activities     6/30/2002
          ---------   --------------     --------------   --------------   ---------
                                     (Thousands of Dollars)

    CL&P   $2,246        $79,871            $19,698         $(99,338)        $2,477
    WMECO     755          6,319              3,316          (10,389)             1



                                  SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


/s/ John P. Stack
    ------------------------------------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    August 27, 2002